EXHIBIT 99.1

TECHNICAL REPORT
DATED JUNE 8, 2011

TECHNICAL REPORT

using

BRITISH COLUMBIA SECURITIES COMMISSION
NATIONAL INSTRUMENT 43-101 GUIDELINES

to describe the

GEOLOGY, MINERALIZATION AND EXPLORATION HISTORY

on the

MOUNT HINTON PROPERTY

YUKON, CANADA

NTS Map Sheet 105M/14
Latitude 62°52´N; Longitude 135°07´W

prepared for

MILL CITY GOLD CORP.
4719 Chapel Road NW
Calgary, AB   T2L 1A7

By

R.W. Stroshein, P.Eng.
Protore Geological Services
Box 10559
Whitehorse, Yukon, Y1A 7A1

June 8, 2011

Protore Geological Services	Technical Report Mount Hinton Property June, 2011

FIGURES

Fig. No.	Description	Page No.

1	PROPERTY LOCATION	3
2	CLAIM LOCATION	6
3	KENO HILL DISTRICT	8
4	HISTORICAL WORKINGS	9
5	AERO-MAGNETIC MAP	14
6	TECTONIC SETTING	16
7	REGIONAL GEOLOGY	17
8	PROPERTY GEOLOGY	19
9	GOLD GEOCHEMISTRY	27
10	SILVER GEOCHEMISTRY	28
11	LEAD GEOCHEMISTRY	29
12	GEOCHEMICAL COMPILATION	30
13	MOUNT HINTON PROPOSED TRENCHING	37

Protore Geological Services	Technical Report Mount Hinton Property June, 2011

1.0  SUMMARY

The Mount Hinton Property (“the Property”) consists of 358 contiguous quartz mineral claims located at latitude 62°52´north and longitude 135°07´west on National Topographic System (NTS) map sheet 105M/14 in the Mayo Mining District Yukon Territory.  The Property covers an area of 8 120.3 hectares.  The Property is well located with access and infrastructure with the Yukon highway system and power grid extending to Keno City, 10 kilometers northwest of the property.  A system of dirt roads and trails that start at Keno City provide access to many parts of the property.

The Property is located on the southeastern flank of the Keno Hill Silver Mining District that is part of the Tombstone Gold Belt.  The Tombstone Gold Belt is a 550 kilometer long band of gold and silver prospects that extends across Yukon and into Alaska.  Mineralization within the Tombstone Gold Belt is associated with Mid-Cretaceous granitic plutons of the Tombstone Suite.  The Keno Hill District is best known for its silver-rich veins, but lode and placer gold occurrences are also present.  Various mines within the district were in production from 1913 to 1989, and production has recently resumed with the reopening of the Bellekeno Mine by Alexco Resource Corp.

Bedrock geology of the Mount Hinton Property is dominated by thin bedded to massive quartzite and phyllite of the Mississippian Keno Hill Formation that hosts the silver-bearing vein deposits of the Keno Hill Mines.  Triassic diorite and gabbro or "greenstone" sills intrude the layered strata.  The west side of the property is bounded by the Robert Service Thrust Fault that emplaces metamorphosed clastic sedimentary rocks of the Upper Proterozoic Hyland Group (locally called "Upper Schist") over the Keno Hill Formation.  Both the Robert Service Thrust Fault and enclosing rocks are intruded by the Mid-Cretaceous Roop Lakes Pluton, a Tombstone Suite granodiorite stock that lies about 10 kilometers east of the main area of vein mineralization on the Mount Hinton Property.  A single felsite dyke, which is probably related to the Roop Lakes Pluton, is the only known igneous body on the Property other than the Triassic sills.

The primary exploration target on the Mount Hinton property is the 300 meter wide, 3.4 kilometer long McNeil Gulch trend of relatively well mineralized gold- and silver- bearing, quartz veins that are hosted by dilatant fault zones.  The trend is roughly east-west to northeast-southwest from the headwaters of Thunder Creek at the west end across the head of McNeil Gulch to the east.  Seventy-two mineralized veins or discrete mineralized vein float trains have been discovered by prospecting within this trend.

Historical geochemical results have been compiled to identify other areas on the Property that are prospective for gold and/or silver mineralization.  Some geochemical anomalies correspond with known veins or projection of those veins, but others are located in overburden covered areas where no mineralization has been reported.  Veins outside of the McNeil Gulch Trend also have potential for significant discoveries.

Vein 5 is the strongest structure known on the Property.  The structure has been traced for a distance of 1 300 meters on an east-west trend.  Vein material and enclosing fault gouge or breccia can be up to 20 meters wide (true width) but the quartz vein has been exposed to widths  ranging from less than one meter to 4.5 meters.  Two sample intervals of true width 4.5 meters and 4.2 meters that are 33 meters apart yielded assays of 0.47 g/t gold and 183.0 g/t silver and 1.04 g/t gold and 92.5 g/t silver respectively.  Geochemical anomaly “I” covers the western extension of the 5 Vein trend.  Trenching has been recommended to test this target.

The 55 Vein is located 500 meters south and parallel to the 5 Vein and has apparently produced a down slope dispersion anomaly in soils “J” geochemical anomaly.  The 55 Vein has not been fully exposed but a 2.2 meter chip sample of vein material assayed 1.75 g/t gold and 16.7 gm/t silver.  Trenching is recommended to test the gold-in-soil anomaly downslope.

Protore Geological Services	1	Technical Report Mount Hinton Property June, 2011

The gold-in-soil geochemical anomaly “O” is located in the Granite Creek drainage and has never been explored by trenching.  The anomaly includes anomalous gold-in-soil values of 0.1 to 3.31 ppm on the mid-slope below the south peak of Mount Hinton.  Trenching is also recommended to evaluate this target.

All creeks draining the Mount Hinton Property contain anomalous placer gold concentrations and two of them have supported long-term placer gold mining operations.

Despite its favourable geological setting and numerous mineral occurrences, the Mount Hinton Property has received relatively little physical work, mostly in the form of hand trenching.  The rugged terrain, extensive permafrost and difficult drilling conditions have been the major impediments to access and exploration.  Road access to the Property and within it has been considerably upgraded since 2003, permitting more efficient use of labour and machinery.
Historical exploration at the Mount Hinton Property was limited in effect by logistical and technical problems and by its relatively narrow scope, which was based on contemporary deposit models for the district.  Recent discoveries and geological research, both within the Keno Hill District and broader Tombstone Gold Belt, permits a more comprehensive assessment of mineral occurrences on the Mount Hinton Property.  In the Author's opinion, the setting, style and grade of gold and silver mineralization discovered to date on the Property are very encouraging and an aggressive exploration program is recommended.

A two phase exploration program is proposed.  Phase I consists of excavator trenching aided by bulldozer stripping and road building.  A total of 6 000 meters of trenching is planned at a budgeted cost of $ 600 000.  Phase II is dependant on positive economic results of the Phase I program.  The proposed program includes 2 200 meters of reverse circulation percussion drilling and 2 000 meters of diamond drilling at a budgeted cost of $1 400 000.  The total program outlined in the two phases has an exploration budget of $2 million.

Protore Geological Services	2	Technical Report Mount Hinton Property June, 2011

Figure 1 Location Map

MILL CITY GOLD CORP.
FIGURE 1
PROTORE GEOLOGICAL SERVICES
PROPERTY LOCATION
MOUNT HINTON PROJECT
0
250 km
UTM ZONE 8, NAD 83, 105M/14 & 15
FILE: ...2011/MT.HINTON
DATE: MAY 2011
N
ALASKA
MOUNT HINTON PROJECT
Dawson
Mayo
NORTHWEST TERRITORIES
KEG PROPERTY
Carmacks
Faro
Ross River
Whitehorse
Haines Junction
Watson Lake
Skagway
Atlin
Haines
BRITISH COLUMBIA
Dease Lake
Juneau
Telegraph Creek
PACIFIC
OCEAN

Protore Geological Services	3	Technical Report Mount Hinton Property June, 2011

2.0           INTRODUCTION

This report has been prepared at the request of Mr. Jim Brown, President of Mill City Gold Corp.  The Author was directed to examine the results of exploration conducted on the Mount Hinton Property and make recommendations regarding future exploration.  The assignment included: a compilation of regional- and property-scale geological data; a review of exploration procedures and results; and, interpretation of exploration results.

The purpose of the Technical Report is to satisfy the filing requirements as outlined in Policy 5.3, Section 5 of the TSX Venture Exchange Corporate Finance Manual.

The report is based on: a study of information obtained from public documents, assessment reports and literature sources cited in Section 21 and the Author’s familiarity with the geology and mineral deposits of the Northern Cordilleran Area.

The Author visited the Property July 12, 1999 and on June 2, 2011.  The Author is familiar with the access, infrastructure, local geology, vein mineralization and terrain in the area of the Property.

Historical Reports:  Many assessment reports and company reports summarizing exploration programs referred to in this report pre-date National Instrument 43-101 and, though the respective authors of those reports appear to have been qualified persons the reports do not meet NI 43-101 standards. All exploration assessment reports have been accepted by the Mining Recorder.  The assessment reports reviewed for this Report are listed in Section 21, References and are available online at the Yukon Mining Recorder’s Web Site.

3.0           RELIANCE ON OTHER EXPERTS

The Author disclaims information described in the following paragraphs since this information was taken from sources that are not within the Author’s area of expertise.

3.1           Claim Information:  Data concerning the location and status of mineral claims was provided by the Mayo District Mining Recorder.  The Author assumes that independent legal advice has been received by Mill City Gold Corp. regarding the validity of the claims. The information has been relied upon for ownership and expiry dates of the claims to describe the number and size of the claims used in Section 4.0 Property Description and Location.  The locations provided on the claim maps were used to locate and outline the claims on Figure 2, Claim Location Map and for the outline of the claim area on the property maps in the Technical Report.

3.2           Option Agreement:  The Author has reviewed the option agreements dated May 31, 2010 (the “Underlying Option”) and April 18, 2011 (the “Mill City Option”), but he does not attest to their legal status. He assumes the parties to each of the agreements have sought independent legal advice regarding the validity of the agreements. The information was relied upon to describe the ownership of the Property and summary of the Option Agreements in Section 4.0 Property Description and Location.

Protore Geological Services	4	Technical Report Mount Hinton Property June, 2011

4.0	PROPERTY DESCRIPTION AND LOCATION

The Mount Hinton Property consists of a total of 358 mineral claims located southeast of the community of Keno City in central Yukon Territory, at latitude 62°52' north and longitude 135°07' west on NTS map sheet 105M/14 (Figure 1).  The claims were staked under the Yukon Quartz Mining Act and are registered in the Mayo Mining District in the name of Richard A. Ewing, who represents the Hinton Syndicate (owners of the claims). Mr. Ewing holds the claims in trust for Rockhaven Resources Ltd. until the Underlying Option is completed.  Claim locations of the Mount Hinton Property are shown on Figure 2, and claim tenure information from the Hinton Property Option Agreement is listed in Table 1.

Table 1 – List of Claims
CLAIM NAME	GRANT NUMBER	REGISTERED OWNER	EXPIRY DATE
Hinton 1 – 34	YC00401 – YC00434	Richard A. Ewing	November 1, 2014
Hinton 35	YC01091	Richard A. Ewing	November 1, 2014
Hinton II 1 – 26	YC01126 – YC01165	Richard A. Ewing	November 1, 2014
Hinton III 1 – 14	YC01152 – YC01165	Richard A. Ewing	November 1, 2014
Hinton IV 1 – 6	YC01424 – YC01429	Richard A. Ewing	November 1, 2014
Hinton V 1 – 7	YC01417 – YC01423	Richard A. Ewing	November 1, 2014
Key 1 – 18	YC10609 – YC10626	Richard A. Ewing	November 1, 2014
Key 27 – 50	YC10627 – YC10650	Richard A. Ewing	November 1, 2014
Key 57 – 82	YC10651 – YC10676	Richard A. Ewing	November 1, 2014
Key 89 - 92	YC10677 – YC10680	Richard A. Ewing	November 1, 2014
Key 100 – 104	YC10693 – YC10697	Richard A. Ewing	November 1, 2014
Red 1 – 9	YC10948 – YC10956	Richard A. Ewing	November 1, 2014
Moon 1 – 12	YC10957 – YC10968	Richard A. Ewing	November 1, 2014
Granite 1 – 23	YC11769 – YC11791	Richard A. Ewing	November 1, 2014
Lock 1 – 64	YC32229 – YC32292	Richard A. Ewing	November 1, 2014
Gram 1 – 24	YC52446 – YC52469	Richard A. Ewing	September 7, 2011
Jen 1 - 85	YC68019 – YC68103	Richard A. Ewing	November 1, 2014
Gram 25 - 42	YC68104 – YC68121	Richard A. Ewing	September 7, 2011

The Gram 1 – 42 claims although a part of the Hinton Property Option Agreement form a separate Property the “Gram Property” that is located four kilometres northeast of the Mount Hinton Property.  The exploration target on the Gram Property is a potential sediment hosted exhalative type deposit located in Devono-Mississippian sedimentary rocks of the Selwyn Basin and not akin to intrusive related polymetallic vein mineralization of the Mount Hinton Property.  An assessment of the Gram Property was not part of the mandate to prepare this Report on the Mount Hinton Property.

The mineral claims comprising the Property can be maintained in good standing by performing approved exploration work to a dollar value of $100 per claim per year.  Exploration work is subject to the Mining Land Use Regulations of the Yukon Mining Quartz Act and to the Yukon Environmental and Socio-Economic Assessment Act (YESAA).  A land use permit may have to be issued and YESAA Board recommendations obtained, before large-scale exploration is conducted.  The work program proposed in this report meets the criteria for a Class III land use approval.  A Class III Mining Land Use Approval has been issued for the Mount Hinton Project (LQ00242b), which expires on August 18, 2013.

Claims comprising the Property have only been partially surveyed by GPS using the UTM coordinate system.  The claim locations shown on Figure 2 are derived from government claim maps.  The Property is not encumbered by First Nations Land Claims.  Placer mining claims in upper Thunder Gulch may

Protore Geological Services	5	Technical Report Mount Hinton Property June, 2011

Figure 2 claim map mount hinton property

T.N.
Annual change decreasing 23'
MILL CITY GOLD CORP.
FIGURE 2
PROTORE GEOLOGICAL SERVICES
CLAIM LOCATION
MOUNT HINTON PROPERTY
DATE: MAY 2011

Protore Geological Services	6	Technical Report Mount Hinton Property June, 2011

compromise surface rights on the Hinton II 1 to 8 claims, while placer claims in upper Duncan Creek may similarly restrict possible hard rock mining activity on the Lock 11-14, 16, 18, 43, 45, 47-52 and 54 claims.

The locations of mineralized zones are shown on Figures 3, 4 and 8 - 12.  The streams and topography of the Property are displayed on Figure 2.  There are no known mineral resources or reserves or tailings ponds on the Property.

The Hinton Syndicate owns 100% of the mineral rights to the Property, subject to a 2% net smelter return royalty interest owed by Rockhaven Resources Ltd.

Under terms of the Underlying Option, an agreement dated May 31, 2010, Rockhaven Resources Ltd. has been granted the optional right to earn 100% of the mineral rights owed by the Hinton Syndicate by making aggregate cash payments of $500,000 to the Hinton Syndicate by March 1, 2012.  To date, cash payments totalling $333,334 have been made.

Under the terms of the Mill City Option, Rockhaven Resources Ltd. has granted Mill City Gold Corp. the optional right to earn 100% of the mineral rights it might earn in the Property by exercising the Underlying Option.  To earn-in on its option, Mill City Gold Corp. is required to fulfill the following terms:

•	upon regulatory approval issue common shares to Rockhaven Resources Ltd. equal to 19.9% of its then issued and outstanding share capital; and,
•	make cash payments totalling $5,166,666 to Rockhaven Resources Ltd. incrementally before December 31, 2014.

Mill City Gold Corp. can elect to make up to one half of any and all cash payments through the issuance of shares provided the issuance of such shares does not result in Rockhaven Resources Ltd. holding more than 19.9% of its issued shares.

The only outstanding environmental liabilities determined by the Author are certain reclamation obligations related to surface exploration conducted in recent years under terms of the existing mining land use approval (LQ00242b).

5.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Mount Hinton Property is located 10 kilometers by road southeast of the community of Keno City within the Keno Hill District.  A system of dirt roads and trails extends from Keno City to various parts of the Property.  Those roads and trails are normally snow-free from late May until late September, and are usually accessed with four-wheel drive vehicles.  Keno City is a historical silver mining community, whose population has recently expanded with the re-opening of the Bellekeno Mine and construction of a new 350-400 tonne/day mill.  Alexco Resource Corp. is the owner of the mine and mill.  Figure 3 displays the Mount Hinton Property in relation to the infrastructure and deposits of the Keno Hill District.

Keno City is located 466 kilometers by road north of Whitehorse, Yukon’s capital city and main distribution centre.  Only limited services and supplies are available in Keno City, but it is serviced by electrical transmission lines.  The source of electricity is a hydro-generation station located near the village of Mayo, 59 kilometers to the southwest.  Mayo is the local transportation and supply hub.  Keno City and Mayo are accessible year-round from Whitehorse, via the Robert Service Highway and Silver Trail (Figure 1).  The gravel airstrip at the Mayo airport is large enough to accommodate any size of turbo-prop aircraft.

Protore Geological Services	7	Technical Report Mount Hinton Property June, 2011

Figure 3 keno hill mines district

475 000 E
480 000 E
485 000 E
490 000 E
495 000 E
7 095 000 N
7 090 000 N
7 085 000 N
ELSA
KENO CITY
SILVER KING
HUSKY SW.
HUSKY
LUCKY QUEEN
SADIE-FRIENDSHIP
MOUNT HINTON PROPERTY

LEGEND

- LOWER SCHIST
- CENTRAL QUARTZITE
- UPPER SCHIST
- VEIN FAULT
- SILVER KING — SIGNIFICANT SILVER-LEAD OR GOLD-SILVER VEIN OCCURRENCE

0 1 2 miles

0 1 2 3 4 km

DATUM: NAD 27

After Boyle (1965) and Smith (1998)

MILL CITY GOLD CORP.

Figure 3

PROTORE GEOLGICAL SERVICES

KENO HILL DISTRICT

MOUNT HINTON PROJECT

Drawn By: RCC	Project: Mount Hinton
File: KenoHillCamp.dwg	Date: MAY 2011

Protore Geological Services	8	Technical Report Mount Hinton Property June, 2011

Figure 4 historical workings

Area of interest
Property boundary
495000 m
GOLD BEARING QUARTZ VEIN DISCOVERED ON RIDGE
EXCAVATOR TRENCH
AREA OF INTENSE QUARTZ VEINING DISCOVERED BY TRENCHING
McNeil
Gulch
4X4 ROAD
DDH-MH-07-03
GALENA-TETRAHEDRITE RICH QUARTZ VEIN
7084000 m
35 VEIN
52 VEIN
DISSEMINATED GALENA-SPHALERITE-ARSENOPYRITE IN VEIN EXPOSED IN TRENCH
DDH-MH-07-02
DDH-MH-07-01
19 VEIN
21 VEIN
NORTH PEAK OF MOUNT HINTON
MILL CITY GOLD CORP.
FIGURE 4
PROTORE GEOLGICAL SERVICES
HISTORICAL WORKINGS
MOUNT HINTON PROPERTY
0
250
500
750 m
SCALE 1:10,000
NAD 83 / UTM ZONE 8
FILE:2007/MT.HINTON/DRILLHOLELOC
DATE:MAY 2011

Protore Geological Services	9	Technical Report Mount Hinton Property June, 2011

The Property is located in the Davidson Range of the Yukon Plateau physiographic region.  It covers the headwaters of a number of drainages including Duncan, Thunder, McNeil, Granite and Keystone creeks, all of which are tributaries of the Stewart River, part of the larger Yukon River watershed.  Local elevations range from 900 meters above sea level (“asl”) on the floor of the Duncan Creek valley to over 2 000 meters asl at the peak of Mount Hinton.

Much of the Mount Hinton area was covered by valley glaciers during the Pleistocene.  The glaciers created deep cirques and deposited till and moraine material on valley floors and lower slopes.  Areas above 1 400 m asl were mostly unglaciated and are largely blanketed by talus or felsenmeer.  Thick overburden cover, rugged terrain and permafrost have hampered past exploration activities.

Tree line is locally about 1 500 m asl.  Valley bottoms below that elevation are forested with black spruce and willow.  Above 1 500 m asl, buck-brush (arctic black birch in drier areas and willow in wet areas) predominates with scattered clumps of alpine fir.  Higher elevations on the Property are unvegetated.  Continuous permafrost is expected to occur over the entire Mount Hinton area.

The lower parts of the Property are normally accessible from late May until early October.  Higher elevations are snow-free from late June to late September.  The climate in the area is typical of the northern continental regions with long, cold winters and relatively temperate summers.  Average temperatures in January are about -20°C and in July about 10°C.  Total annual precipitation is approximately 90 centimeters, mostly occurring as rain in the summer months.  Maximum snow pack averages less than two meters although cornices and drifts in some areas of exploration interest on the north facing headwalls can have depths exceeding six metres.  Although summers are temperate, arctic cold fronts often cover the area and snowfall can occur in any month on the upper slopes of Mount Hinton.  Sunlight ranges from more than 20 hours per day in late June to approximately four hours per day in late December.

The Property area contains abundant accessible sites that would be suitable for mining, camps, tailings storage areas, waste disposal areas and mineral processing plants that have no conflicting surface rights.  If required, there are viable access routes for roads, power-lines and water pipelines to supply water from nearby rivers or creeks.

The infrastructure related to the mining and milling of deposits on nearby properties owned by other companies could contribute positively to potential economics of mineralization zones that might be defined on the Mount Hinton Property.  The new mill built by Alexco Resource Corp. at Keno City, the expansion of hydro-electrical capacity at the Mayo Dam and recent upgrades to local road systems related to renewed mining in the district are particularly noteworthy developments.

6.0	HISTORY

A number of exploration programs have been conducted in the area currently occupied by the Mount Hinton Property, since the 1960s.  Figure 4 illustrates the main historical workings including veins, main roads and trails, and drill collar locations.  The various exploration programs and significant results obtained from them are discussed in the following paragraphs.  More detailed information concerning some of the showings appears in Section 9 Mineralization.

Exploration history of the Mount Hinton Property is compiled from: Yukon Geological Survey Minfile database (Yukon Minfile, 2005); from a report on 1968 exploration by Zimmer (1968); and, from summary reports prepared by Oullette (1985), Smith (1998), Junior Mine Services Ltd. (2003) and Carne (2003, 2005, 2007 and 2011).

Protore Geological Services	10	Technical Report Mount Hinton Property June, 2011

Prior to 1963, numerous claims were held by individuals in the area encompassed by the present Mount Hinton Property.  Sporadic prospecting, both for gold and silver, was carried out with the earliest recorded work dating back to the early 1920s.  The most notable effort was a 25 meter adit driven in a cirque face at the head of McNeil Gulch by Charles Brefalt in 1941.  No shipments of ore have been reported.  There is no evidence remaining of Brefalt’s adit and the location is uncertain.

All claims within the area of the Property had lapsed by 1965, except for 14 claims on the north peak of Mount Hinton (the Erickson property).  Following release of regional-scale stream sediment sampling results by the Geological Survey of Canada, United Keno Hill Mines (“UKHM”) staked 74 claims adjoining the Erickson property to the south and east.  UKHM conducted a prospecting and geochemical sampling program later in 1965, which identified three new veins, and enlarged the property to 276 claims in the spring of 1966.  That summer an extensive geochemical sampling program was carried out over the entire claim group with about 12 000 soil samples collected at approximately 30 meter by 100 meter sample spacing.  Geological mapping and prospecting were also carried out over the property and surrounding areas, identifying an additional 20 veins.  Limited hand trenching was conducted on a dozen or more of these vein targets.  After the field season, UKHM allowed 138 claims to lapse and optioned the Erickson property.  In 1967, exploration focused on the head of McNeil Gulch where 22 new veins were discovered by detailed prospecting and hand trenching.  In 1968, the McNeil Gulch area was mapped in detail with a plane table survey providing topographic control.  All work was carefully tied in by triangulation and aerial photogrammetry.  Prospecting identified 15 additional veins, and hand trenching or stripping was carried out on some of these new discoveries.  A prospecting shaft was sunk to a depth of 8 meters on the 21 Vein.

In 1971, a two-week bulldozer trenching program was carried out by UKHM in the west-central part of the property in an attempt to expose strike extensions of the 5 Vein.  This work was largely unsuccessful because of deep, frozen overburden.

The property lay dormant until 1980 when a short hole percussion drilling program, totalling 1 780 meters, was completed by UKHM on the 5 Vein.  Of the 74 holes, only 24 apparently reached their intended targets.  In 1984, a helicopter-supported underground exploration program was conceived by UKHM to test characteristics of the 5, 19, 21 and 24 Veins.  Due to delays in funding, the work did not commence until early July and the only significant effort was directed to the 19 Vein, where a total of 98 meters of drifting and crosscutting were completed before winter weather forced abandonment of the program.  Some prospecting and limited hand trenching were also carried out in 1984, resulting in the discovery of one new vein.

Claims covering the 1 Vein and surrounding area were allowed to lapse and the showing was re-staked by local prospectors and optioned to Meldean Placers Ltd., which cleaned out the old hand trenches in 1981.  660250 Ontario Limited carried out soil sampling, VLF-EM geophysical surveys and further hand trenching on the 1 Vein in 1986 (Adams, 1986), and Orex Resources Limited completed two short diamond drill holes across the best area of mineralization in 1987 (Adams, 1988).

In January 1989, low silver prices and declining reserves forced the shutdown of UKHM’s silver-lead-zinc mining operations in the Keno Hill District.  The company underwent a number of changes in ownership and attempts at refinancing but none were successful.  It was forced into receivership in March 2001.  Alexco Resource Corp. acquired the UKHM assets in February 2006 and achieved commercial production at the Bellekeno Mine in January 2011, using a new mill located immediately west of Keno City.

The Hinton Syndicate, a private group, staked claims peripheral to the main area of interest at Mount Hinton in 1998 and optioned them to Yukon Gold Corp. Ltd. in 2002.  Later in 2002, UKHM claims covering the core area of interest on Mount Hinton were allowed to lapse and Yukon Gold

Protore Geological Services	11	Technical Report Mount Hinton Property June, 2011

Corp. Ltd. re-staked the open ground.  Yukon Gold Corp Ltd. completed additional staking in August 2004.  Collectively these claims comprise most of the current Mount Hinton Property.

Between August and October 2002, Yukon Gold Corp. Ltd. carried out a preliminary evaluation of the Mount Hinton Property with prospecting, limited hand trenching and re-sampling of old workings as well as minor excavator trenching and road building.

In August and September 2003, an excavator trenching program was carried out by Yukon Gold Corp Ltd. on the ridge trending north from the north peak of Mount Hinton to test for possible westerly extensions of the McNeil Gulch veins.  Excavator trenching was also performed on the 5 Vein and a total of 8 kilometers of new road was constructed to enable vehicle access to previously inaccessible parts of the property.  Orientation geochemical soil sampling was carried out along these newly constructed bulldozer trails.  In addition, the Duncan Creek and Thunder Gulch access trails were upgraded to four-wheel drive roads.

In July and August 2004, road building and excavator trenching were resumed by Yukon Gold Corporation, Inc. (successor to Yukon Gold Corp. Ltd.)  This work was accompanied by grid soil geochemical sampling in the headwaters of Duncan Creek, on the floor of McNeil Gulch and along the southwest flank of the south peak of Mount Hinton.  A total of 890 soil samples were collected.  Most of the anomalies resulting from the 2004 geochemical sampling were evaluated by prospecting.

In July and August 2006, Yukon Gold Corporation, Inc. completed grid soil sampling, excavator trenching and reverse circulation drilling.  A total of 3 066 soil samples were collected in the upper Duncan Creek valley and the headwaters of Lightning Creek, both significant placer gold bearing waterways.  The results returned only scattered weak gold pathfinder element (lead, arsenic, bismuth, antimony) anomalies, possibly due to the thick overburden that covers these areas.  The samples were not analysed for gold.  Excavator trenching was carried out to explore the apparent source areas of quartz vein float uncovered during the course of road building.  The excavator was also employed to expose the 21 Vein for sampling.  Two reverse circulation drill holes were attempted in 2006, but neither was completed due to technical difficulties.  The drill program was terminated after the first hole was abandoned at 24.4 meters and the second hole at 21.3 meters.

The final exploration program completed by Yukon Gold Corporation, Inc. was in 2007.  That program consisted of infill soil sampling, excavator trenching, diamond drilling and a helicopter-borne Versatile Time Domain Electromagnetic and Magnetic (VTEM) geophysical survey.  Grid soil sampling was carried out in the headwaters of Lightning Creek and in the 1 Vein area, to test the on-strike extensions of known veins and a large area in the west-central part of the property where a number of strong VTEM conductors were revealed by the helicopter-borne survey.  As with the 2006 program, these samples were not analyzed for gold.  Excavator trenching was carried out to explore the McNeil Gulch area and to expose the source of mineralised float boulders on the saddle between Granite Creek and McNeil Gulch.  A total of 1 390 meters of trenching resulted in the discovery of 11 new vein showings.  Three diamond drill holes were attempted in 2007.  The 21 and 19 Veins were targeted by two drill holes (DDH-MH-07-01 & -02) but both holes were abandoned before the target depth was reached.  A final hole (DDH-MH-07-03) was collared in the floor of McNeil Gulch to test a number of the new vein structures exposed by excavator trenching earlier in the program.  Two broad zones (23.2 and 36.8 meters wide) were discovered that host elevated arsenic concentrations (500 to 11 500 ppm).  The 1 052 line kilometer VTEM survey revealed a number of east-west trending conductivity anomalies in the eastern end of the McNeil Gulch vein trend that may reflect potentially mineralized fault zones.  The areo-magnetic survey results reflect the north-westerly trending underlying bedrock geology.  A strong magnetic high anomaly coincides with the eastern limb of the Robert Service Thrust Fault that reflects the upper thrust sheet.  A moderately magnetic zone flanks the east side of the thrust that encloses the greenstone horizon.  The vein mineralized systems occur in the low magnetic zone in the center of the Property.  It is possible that the high magnetic zone reflects a

Protore Geological Services	12	Technical Report Mount Hinton Property June, 2011

buried unroofed pluton where the contact aureole contains magnetic minerals re-mobilized in a contact hornfels zone.  Figure 5 displays the relationship of the magnetic anomalies to the Robert Service Thrust Fault and veins on the property.

The Jen Claims were staked by the Hinton Syndicate in June 2008 and were explored by contour soil geochemical sampling and prospecting in 2009.  The program returned multiple, coincident lead-zinc-arsenic anomalies (Smith, 2010).

In March 2010, the Hinton Syndicate optioned the Property to Rockhaven Resources Ltd., which performed soil geochemical surveys the following summer.  Those surveys and results obtained from them are described in Section 10.

In late 2007, Alexco Resource Corp. purchased claims formerly owned by United Keno Hill Mines Ltd. that included most of the former mines and main mineral prospects in the Keno Hill District and in early 2011 it restarted production from the Bellekeno Mine.  Ore from the Bellekeno Mine is being processed at a new mill Alexco Resource Corp. built at Keno City.  The mill formerly operated by UKHM at Elsa is idle.

Historical exploration was mostly compiled from assessment reports submitted to the Mayo Mining Recorder.  Those reports were not prepared in accordance with the standards prescribed in National Instrument 43-101.  Nonetheless, they were acceptable to the Mining Recorder and were consistent with professional standards at the time they were written.

Protore Geological Services	13	Technical Report Mount Hinton Property June, 2011

Figure 5 aero-magnetics

Robert Service Thrust
Property Boundary
7 086 000 mN
7 084 000 mN
7 082 000 mN
7 080 000 mN
486 000mE
488 000mE
490 000mE
492 000mE
Magnetic field
(nT)
Historical Vein
Road
0
4 km
UTM ZONE 8, NAD 83, 105M/14 & 15
FILE: ...2011/MT.HINTON
DATE: MAY 2011

MILL CITY GOLD CORP.

FIGURE 5
PROTORE GEOLOGICAL SERVICES

TOTAL MAGNETIC FIELD

MOUNT HINTON PROJECT

Protore Geological Services	14	Technical Report Mount Hinton Property June, 2011

7.0	GEOLOGICAL SETTING

7.1           Regional Geology

The Mount Hinton Property lies about 95 kilometers northeast of the Tintina Fault, a major transcurrent fault that bisects Yukon (Figure 5).  Movement on this fault resulted in approximately 460 kilometers of dextral offset, which often juxtaposes accreted geological terranes to the southwest against units of the Cordilleran Miogeocline to the northeast.  The Cordilleran Miogeocline is a predominately sedimentary package of Precambrian to Middle Jurassic rocks that were deposited along the western margin of ancestral North America (Pigage, 1999).  This package includes deep water units of Selwyn Basin and shallower water platform sequences.  Rocks older than Jurassic are assumed to have been part of a west to southwest facing marine passive margin, while sedimentary rocks younger than Jurassic have a depositional linkage to Cordilleran deformation that resulted from the accretion of exotic terranes onto North America.  Middle to Late Mesozoic deformation is marked by folds and northeasterly directed thrust faults.

Table II - Regional Lithologies in the Keno Hill District (after Roots in Cathro, 2006)

Age	Unit Name	Description
Sediments younger than 3 million years
Quaternary	Overburden	Ice-deposited sand and gravel, river silt
Rock formed after mountain building
Late Cretaceous	McQuesten Suite	Two-mica granites, 62-67 mya
Mid-Cretaceous	Tombstone Suite	Granite and granodiorite with hornblende, 93-110 mya
Rocks formed during mountain building
Carboniferous Middle to Upper Triassic and Carbonaceous to Permian	Jones Lake and Mt. Christie Formations	Sandstone, brown shale and dark limestone, 200-250 mya
Triassic	Galena Suite	Brown and green diorite and gabbro, 225 mya
Rocks formed before mountain building
Mississippian	Keno Hill Formation	Grey metamorphosed sandstone, minor black shale and phyllite, 340 mya
Middle to Late Devonian	Earn Group	Black shale and chert, lesser pebble conglomerate sandstone and grit, 390-350 mya
Rocks of ancient North America
Selwyn Basin
Ordovician to Lower Devonian	Road River Group	Black shale, chert and limy siltstone, 480-390 mya
Lower Cambrian	Gull Lake Formation	Brown and green shale, sandstone, conglomerate and volcanic tuff, 530-500 mya
Upper Proterozoic to Lower Cambrian	Hyland Group	Brown quartz-mica schist, sandstone and grit, maroon shale with rare limestone, 750?-530 mya
Mackenzie Platform
Upper Cambrian to Lower Devonian	Bouvette Formation	White and grey limestone with rare black shale, 540-390 mya
Lower Proterozoic	Gillespie Lake Group	Orange-brown dolostone and sandstone, 1800-1700 mya
Figure 8 displays the Regional Geology of the Mount Hinton – Keno Hill Mines District.

Protore Geological Services	15	Technical Report Mount Hinton Property June, 2011

Figure 6 Tectonic Map

AA
PC
MP
MOUNT HINTON PROJECT
YT
SB
TINTINA FAULT
WM
WR
DENALI FAULT
CA
YT
CG
AX
ST
WR
MP
ANCESTRAL NORTH AMERICA
MP Mackenzie Platform
SB Selwyn Basin
TERRANES
Displaced Continental Margin
AA Arctic Alaska
CA Cassiar
PC Porcupine
Pericratonic Terranes
YT Yukon-Tanana / Slide Mountain
ACCRETED TERRANES
ST Stikinia / Cache Creek
AX Alexander
WR Wrangellia
CG Chugach
WM Windy Mckinley

ALASKA
(USA)
YUKON
TERRITORY
CANADA
USA

MILL CITY GOLD CORP.

FIGURE 6
PROTORE GEOLOGICAL SERVICES

TECTONIC SETTING

MOUNT HINTON PROPERTY

0 200 km

FILE: ...2010

DATE: MAY 2011

Protore Geological Services	16	Technical Report Mount Hinton Property June, 2011

Figure 7 Regional Geology

64.5° N
64.5° N
137.5° W
133.5° W
N
Tombstone Thrust
Robert Service Thrust
Dawson Thrust
KENO HILL
SILVER CAMP
MOUNT HINTON PROJECT
Robert Service Thrust
Tintina Fault
137.5° W
133.5° W
62.75° N
62.75° N
Overburden
McQuesten Suite
- two mica granite
Tombstone Suite
- granite and granodiorite
Jones Lake and Mt. Christie Formations
- sandstone and limestone
Galena Suite
- diorite and gabbro
Keno Hill Quartzite
metamorphosed sandstone, shale and phyllite
Earn Group
- shale, chert and pebble conglomerate
Gull Lake Formation
- shale, sandstone and conglomerate
Hyland Group
- schist, sandstone, shale and limestone
Bouvette Formation
- limestone and shale
Gillespie Lake Group
- dolostone and sandstone
Modified from Roots in Cathro (2006)
Former mine
High angle fault
Major transcurrent fault
Thrust fault
MILL CITY GOLD CORP.
FIGURE 7
PROTORE GEOLOGICAL SERVICES
REGIONAL GEOLOGY
MOUNT HINTON PROJECT
0
50 km
UTM ZONE 8, NAD 83, 105M/14 & 15
FILE: ...2011/MT.HINTON
DATE: MAY 2011

Protore Geological Services	17	Technical Report Mount Hinton Property June, 2011

The Property and the rest of the Keno Hill District are largely underlain by interbedded Mississippian phyllitic quartzite, carbonaceous phyllite and massive to well foliated quartzite with lesser limestone of the Keno Hill Formation, which was historically referred to as the “Keno Hill Quartzite” or “Central Quartizite” (Murphy and Roots, 1996 and Roots, 1997).  An underlying carbonaceous phyllite sequence, informally called the “Lower Schist”, is assigned to the Middle to Late Devonian Earn Group.  Amphibole-chlorite diorite and gabbro sills locally termed “greenstone” intrude the layered strata.  These sills belong to the Triassic Galena Suite.  The Robert Service Thrust Fault, part of which lies along the western edge of the Property, emplaces metamorphosed clastic sedimentary rocks of the Upper Proterozoic to Lower Cambrian Hyland Group (locally called “Upper Schist”) over the Keno Hill Formation.  Figures 6 and 7 are geological maps showing the regional geological setting and property geology, respectively.

Both the Robert Service Thrust Fault and its wall rocks are intruded by the Roop Lakes Pluton, a 100 square kilometer elliptical stock that lies about 10 kilometers east of the Property.  This pluton is assigned to the Tombstone Suite, a Mid-Cretaceous package of metaluminous, subalkaline to locally alkaline, mainly intermediate to felsic intrusions. These intrusions form a broad arc across west-central Yukon, which is truncated and off-set by the Tintina Fault, before continuing in the Fairbanks District of Alaska.

 7.2           Property Geology
Most of the Property is underlain by brittle quartzites that contain interbeds of more ductile phyllite.  These rocks collectively are assigned to the Keno Hill Formation; however, the relative abundance of phyllite interbeds distinguishes the exposed section on the Property from typical Keno Hill Formation elsewhere in the Keno Hill District.  It is conformably underlain by Earn Group and is capped by Hyland Group, which lies above the Robert Service Thrust Fault.  In general the rocks strike northwesterly and dip shallowly toward the southwest, sub-parallel to the orientation of the thrust fault.  Several greenstone sills of the Galena Suite occur within the quartzite section.  Only one narrow felsic dyke has been identified on the property.  It has not been dated, but it is unfoliated and cuts bedding at a high angle.  This dyke is tentatively assigned to the Tombstone Suite.

Faults are the primary control on mineralization at the Mount Hinton Property.  The mineralization is hosted in veins and vein breccia.  According to Ouellette (1985) there are three types of faults in the Mount Hinton area that affect the distribution of veins.  Transverse faults are the main host for mineralized quartz veins on the Property, although some mineralization has been observed to extend into intersecting and offsetting bedding plane faults.  Transverse faults strike east-northeast and dip steeply to the south.  Displacement is apparently dip-slip with little or no lateral movement.  Zimmer (1967) observed that transverse faults are largely limited to competent quartzites while the less well mineralized bedding plane faults are generally confined to intervening ductile phyllite members.  In most cases transverse faults do not penetrate the thicker greenstone sills.  Instead they deflect into bedding plane faults at the base of the sills.  Cross faults appear to be younger than the mineralizing episode and offset the mineralized transverse or bedding plane faults in the left lateral sense.

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Figure 8 Property Geology

7 086 000 N
7 084 000 N
7 082 000 N
7 080 000 N
487 000 E
489 000 E
491 000 E
493 000 E
495 000 E
497 000 E
499 000 E
Thunder
Creek
McNeil
Creek
Erickson
Creek
Allen
Creek
McNeil
Gulch
North Peak of
Mount Hinton
South Peak of
Mount Hinton
East Fork of
Granite Creek
Duncan
Creek
Keystone
Creek
2007 Exploration
Camp
MOUNT HINTON
PROPERTY
Robert Service
Thrust Fault
PH
SYMBOLS
52 MAJOR MINERALIZED VEIN FAULT
17 MINERALIZED VEIN FAULT
49 MINERALIZED VEIN FLOAT SOURCE AREA
20° ATTITUDE OF FOLIATION
THRUST FAULT
CONTOUR INTERVAL 500 FEET
DATUM: NAD 83
Geology after Zimmer (1968) and Murphy and Roots (1996)
LEGEND
UPPER PROTEROZOIC
"UPPER SCHIST" (HYLAND GROUP)
PH Carbonaceous phyllite
ROBERT SERVICE THRUST
TRIASSIC
"GREENSTONE"
Foliation concordant bodies of fine to medium grained green metadiorite or metagabbro
MISSISSIPPIAN
"CENTRAL QUARTZITE" (KENO HILL QUARTZITE)
Light or dark grey vitreous quartzite; subordinate black carbonaceous phyllite or schist
DEVONO-MISSISSIPPIAN
"LOWER SCHIST" (EARN GROUP)
Foliated quartz-sericite-chlorite phyllite; inferred to be of felsic metavolcanic origin; subordinate carbonaceous phyllite
MILL CITY GOLD CORP.
FIGURE 8
PROTORE GEOLOGICAL SERVICES
PROPERTY GEOLOGY
MOUNT HINTON PROJECT
Drawn By: M.Turner
Project: Mount Hinton
File: 2011/Mount_Hinton/F3_Geology.dwg
Date: MAY 2011

Protore Geological Services	19	Technical Report Mount Hinton Property June, 2011

8.0           DEPOSIT TYPE

Polymetallic veins of silver-lead-zinc+/- gold are also classed as clastic meta-sedimentary-hosted silver-lead-zinc veins.  The deposits typically are steeply dipping, narrow, tabular or splayed veins and commonly occur as sets of parallel and offset veins.  Individual veins vary from centimetres up to more than three metres wide and can be followed from a few hundred to more than 1 000 meters in length and depth.  Veins may widen to tens of meters in stock work zones.

Regional faults, fault sets and fractures are an important ore control; however, veins are typically associated with second order structures.  Significant deposits are restricted to competent lithologies.  Dykes are often emplaced along the same faults and in some camps are believed to be roughly contemporaneous with mineralization.  Some polymetallic veins are found surrounding intrusions with porphyry deposits or prospects.

These base metal-silver deposits are distal deposits formed from mixing of cooler, upper crustal hydrothermal or meteoric waters with rising fluids that could be metamorphic ground water heated by an intrusion or expelled directly from a differentiating magma.  Cretaceous aged plutons in the Western Selwyn Basin form the Tombstone Plutonic Suite within the greater Tintina Gold Belt of Yukon and Alaska.  These intrusions are genetically related to a large number of gold deposits and occurrences as well as the silver rich base metal veins of the Keno Hill District in Yukon.

The Keno Hill district hosts over 65 polymetallic veins and prospects within an area 26 kilometers long by 6.4 kilometers wide.  The Bellekeno Mine is currently in production operated by Alexco Resource Corp.  The district has produced 6 769 013 486 grams of silver, 273 622 047 kilograms of lead and 153 198 383 kilograms of zinc during the period 1921 to 1988 (Minfile Occurrence 105M 001).

Hart and Burke (2002) categorized the silver, lead and gold vein systems of the Keno Hill Camp as intrusion-related and consider the mineralized systems to be part of the Tombstone Gold Belt.  This belt of gold and silver occurrences extends for 550 kilometers across central Yukon and into Alaska.  Important deposits in the belt include: the Fort Knox, True North and Pogo mines in Alaska and the former Brewery Creek mine near Dawson City in Yukon.  Mineralization within the belt is genetically and spatially related to granitic plutons of the Mid-Cretaceous Tombstone Suite.

Although the Author makes general comparisons to the above-mentioned deposit type, the reader is cautioned that the author cannot verify that these deposits are directly comparable with the mineralization at the Mount Hinton Property.

9.0	MINERALIZATION

Most mineralization at the Mount Hinton Property occurs in veins and vein breccias developed in quartzite units of Keno Hill Formation and to a lesser degree in greenstone sills.  Open space in quartzite caused by movement on the transverse/bedding plane fault systems provided corridors for incoming hydrothermal fluids and formed the locus for vein deposition.

Gold and silver mineralization in the veins on the Property typically occurs within a band of milky white vein quartz flanked by brecciated wall rock or fault gouge at the hanging wall and/or footwall.  Early formed vein material is often re-brecciated or crushed by continued movement on the host fault.  The veins are often bordered (especially in quartzite) by parallel quartz stringer zones up to five meters wide.  One or both walls of the mineralized structure may be defined by an abrupt break.

Veins appear to pinch and swell both along the strike and down the dip of the fault structure.  Width and continuity are largely controlled by host lithology.  Where both walls of a vein fault are

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relatively ductile phyllite, a narrow zone of fault gouge may be the only expression of the structure.  The widest and strongest quartz veins occur where one or both walls are brittle quartzite or greenstone.  Veins are especially well developed and well mineralized immediately beneath a large greenstone lens that underlies the north peak or Mount Hinton.

The following descriptions of vein mineralogy on the Property are summarized from Ouellette (1985), which was based primarily on work by Zimmer (1967).  The Mount Hinton veins consist of fractured milky white quartz hosting, in approximate order of abundance: arsenopyrite, galena, jamesonite, pyrite, sphalerite, and gold as well as the weathering products scorodite (after arsenopyrite), limonite (after pyrite) and anglesite (after galena).  Siderite is a minor gangue mineral.  The following items describe the character and distribution of various minerals.

•	Arsenopyrite is present in all mineralized veins as well developed crystals and fracture fillings.
•
Galena is also present to some degree in all veins, although in poorly mineralized structures it is sparsely and erratically disturbed.  In well mineralized quartz veins, galena occurs as sheeted bands that parallel overall vein attitudes.

•
Jamesonite is abundant only in the southwest part of the vein system on the north face of Mount Hinton and in the 5 Vein on the south peak of Mount Hinton.  In the 21 Vein, jamesonite is the primary sulphide mineral, and it occurs as finely fibrous, sheared masses that contain minor sphalerite and pyrite.

•
Pyrite is present in nearly all veins.  It is usually found as disseminated crystals as opposed to veinlets.  Pyrite is particularly associated with arsenopyrite and nearly massive jamesonite in the 21 Vein.

•	Sphalerite is present in small quantities within the 5, 15, 21, 31, 35, and 52 Veins. It occurs as irregular masses without an apparent association with other metallic minerals.
•	Oxidation affects most near surface sulphide mineralization. Murphy (1997) notes that oxidation can extend to depths up to 150 meters in the Keno Hill District.
•
In 1967 UKHM used a mortar, pestle and gold pan to visually test samples taken from gold bearing veins exposed by hand trenching.  There was little correlation between the quantity of free gold particles liberated by the mortar and pestle and the assay grade, especially in samples that assayed less than 1 oz/ton (34.3 g/t) gold.  Boyle (1965) suggests that metallic sulphide minerals carry the bulk of the gold in the Keno Hill District as lattice substitution, which would explain the generally observed paucity of free gold.  For example, a selected grab sample of massive jamesonite and scorodite collected from the 21 Vein in 2002 assayed 210.1 g/t gold and 1 754 g/t silver although no visible gold was present.  Zimmer (1967) noted that at Mount Hinton:

o	high gold values are always associated with metallic sulphide minerals,
o	gold has a particular association with jamesonite, and
o	gold and silver values are usually well correlated.

All creeks draining the Property contain anomalous placer gold concentrations to some degree.  Duncan Creek and Thunder Gulch, in particular, have supported long term placer mining operations.

Seventy-two mineralized veins, vein segments or discrete mineralized vein float trains have been discovered to date on the Property (Figure 8).  They are identified by numbers that reflects their order of discovery (i.e. 1 Vein was found first).  UKHM’s discoveries were typically made by prospecting to find mineralized talus or float then following up with hand trenching.  Hand trenching and mucking, occasionally assisted with blasting, were employed to remove loose talus and frozen overburden from the veins.  Bedrock was not penetrated unless it was highly broken.  Veins judged to be low grade because of low sulphide mineral content were only exposed with randomly spaced foxholes.  The more accessible, well mineralized veins were continuously trenched until they pinched out or until overburden became excessively deep.  The full width of

Protore Geological Services	21	Technical Report Mount Hinton Property June, 2011

solid vein quartz plus 30 centimeters or so of the footwall and hanging wall were typically exposed.  Channel samples were normally taken on regularly spaced intervals of 61 centimeters.  No attempt was apparently made to expose or sample associated crushed quartz or gouge zones and adjacent weakly mineralized wall rock.  Very little evidence of the UKHM trenching programs remains on the steep cirque face at the head of McNeil Gulch, due to sloughing of the talus cover.

The headwall of McNeil Gulch forms an east-west trending cliff face that contains most of the important vein occurrences discovered to date on the Property.  Gold bearing vein faults are confined to a 300 meter wide, 3.4 kilometer long belt that coincides with the arcuate trend of the cirque face.  The distribution of the veins is believed to be more a function of exposure than a reflection of the actual extent of the veins.  For example, in 2007 excavator trenching in the till covered valley bottom north of the cirque face of McNeil Gulch exposed numerous vein swarms with locally strong mineralization, which were not recognized by earlier prospecting and hand trenching.

Mineralization associated with significant targets outside of the McNeil trend (5 Vein, 1 Vein and 55 Vein) are described in the following paragraphs.  The locations of the targets and geochemical results obtained from them are shown on Figures 9 to 11.

There are significant veins located outside of the McNeil Gulch trend that include:

5 Vein:

The 5 Vein is located in the south-central part of the Property and is the strongest structure found to date in the Mount Hinton area.  UKHM traced the structure through a combination of prospecting, hand trenching, bulldozer trenching, and percussion drilling for a distance of about 1 300 meters.  It strikes east-west and dips from 40 to 80o south.  Where exposed, the 5 Vein is hosted within a graphitic phyllite unit.  Widths of vein material and enclosing fault gouge or breccia range up to 20 meters.  Grab samples have assayed up to 11.3 g/t gold, but most returned values less than 5 g/t gold.  Excavator and bulldozer trenching in 2003 tested the 5 Vein at 25 to 40 meter intervals over a 170 meters distance down the west flank of the south peak of Mount Hinton.  The best results from this work were a chip sample across a 4.5 meter wide quartz vein exposed in Trench 03-05, which graded 0.47 g/t gold and 183.0 g/t silver; and, a chip sample across a 4.2 meter interval of vein quartz in Trench 03-06, 33 meters to the west that graded 1.04 g/t gold and 92.5 g/t silver.  A compilation of historical work at the 5 Vein is shown on Figure 5.

1 Vein:

The 1 Vein is located in the eastern part of the Property about four kilometers northeast of the 5 Vein.  Historical work consisted of closely spaced soil geochemical surveys, hand trenching, VLF-EM geophysical surveys and two diamond drill holes.

Rock samples of relatively abundant, nearly massive galena float boulders that comprise the original discovery returned extremely high silver values, including 30 822 g/t (899 oz/ton) silver with 72% lead and 14 400 g/t (424 oz/ton) silver with 75% lead.

The 1966 hand trenching outlined a 120 meter long, southeasterly trending, bedding plane vein fault mineralized with scorodite and short discontinuous veinlets of galena.  This vein fault typically varies in width from 20 centimeters to 60 centimeters, but it widens to 1.8 meters next to a transverse fault that terminates the northerly end of the structure.  The southeast limit of the mineralization was not determined due to deep overburden.  Channel sampling results were disappointing with typical assays of 206 to 274 g/t silver over 1.5 meters (gold assays were reported as less than 10 g/t but they were considered at the time to

Protore Geological Services	22	Technical Report Mount Hinton Property June, 2011

be unreliable).  The best assay of 645 g/t silver over 1.5 meters was from samples taken at the north end of the structure, adjacent to the transverse fault.

Two diamond drill holes located on the same drill pad were reported from the Orex Resources 1987 program.  Five unmarked drill collar locations were observed by Archer Cathro personnel in 2007.  All five drill collar locations are shown on Figure 5.

Results of closely-spaced soil geochemical sampling carried out in 1967 revealed that a very strong lead anomaly extends east-northeasterly for about 200 meters along the projected trend of the transverse fault that terminates the well sampled, bedding fault.  The soil anomaly is open to extension beyond the limit of sampling.  The trenching done in 1986 and 1987 did not have the benefit of this soil geochemical information because it was reported in assessment reports that were still confidential at that time.  Thus, that exploration continued to focus on the southeasterly trending bedding plane vein fault.  The 1986-1987 trenching produced results comparable to those from UHKM’s earlier hand trenches.

The source of the very high grade galena float has not yet been discovered and is potentially an east-northeast trending transverse fault, whose trace coincides with the strongest lead soil geochemical anomaly.  This projected trace of this vein also coincides with a VLF-EM geophysical conductor.  Neither the soil geochemical anomaly nor VLF-EM conductor has been adequately tested by any of the physical work carried out to date.

55 Vein:

The 55 Vein was discovered in 2006 by excavator trenching (Carne, 2007).  Vein material was incompletely exposed through frozen overburden in a recessive linear, and the full width and character of the vein fault are not yet known.  Two chip samples were taken across the structure 3.5 meters apart.  A hanging wall grey fault gouge zone with about 10% admixed milky white quartz fragments returned values of 1.00 g/t gold and 16.7 g/t silver over 125 centimeters in the western trench and 1.75 g/t gold and 6.4 g/t silver over 2.20 meters in the eastern trench.  The hanging wall contact of the mineralized zone was not exposed in either trench.  A zone of rusty fault gouge in the footwall of the grey gouge assayed 0.59 g/t gold and 5.6 g/t silver over 175 centimeters in the western trench and 0.32 g/t gold with 4.0 g/t silver over 200 centimeters in the eastern trench.  The footwall to the rusty gouge in the western trench is a 75 cm zone of grey gouge with 35% quartz fragments that assayed 1.22 g/t gold and 27.9 g/t silver.  The full width of this zone was not exposed due to permafrost and the source of the strong gold-silver soil geochemical anomaly was not fully evaluated.

10.0	EXPLORATION

Historical soil geochemical sampling on the Mount Hinton Property was carried out by UKHM (1965, 1966 and 1968), 660250 Ontario Limited (1986), Yukon Gold Corp. Ltd. (2003, 2004 and 2006) and the Hinton Syndicate (2009).  Details of these and the 2010 survey are discussed in the following paragraphs.

The 2010 soil sampling program described in Section 10 mainly explored for possible strike extensions of three known veins: 5 Vein, 1 Vein, and 55 Vein.  The Granite Creek Basin, a relatively unexplored valley containing creeks that had yielded very high historical gold-in-silt values, was also grid soil sampled.

In 2010, a total of 1 598 soil samples were collected by Rockhaven Resources Ltd. from four main areas on the property.  Results of the 2010 program and historical soil geochemical surveys have been compiled and, where available, data for gold, silver and lead are presented as

Protore Geological Services	23	Technical Report Mount Hinton Property June, 2011

thematic maps on Figures 9 to 11.  Geochemical anomalous areas are described below and their locations are outlined on Figure 12 along with the locations of known veins.

Anomaly A:

This large continuous anomaly reflects down slope dispersion from numerous veins on the steep headwall slopes of McNeil Gulch.  Most UKHM soil samples returned 25 to 100 ppm lead with isolated peak values greater than 250 ppm.  This widespread lead response was replicated by results of the 2005 survey.  Arsenic analyses are only available from the 2005 survey, and anomalous values support the high lead response.  Gold anomalies are much more restricted in extent and they probably result from down slope or down ice dispersion from specific vein targets.  In particular, anomalous gold results reflect an apparent easterly strike extension of the 19 Vein into a region of thick talus cover and down slope dispersion from mineralization in the 26 and 32 Veins.

Anomaly B:

A moderate strength anomaly (25 to 200 ppm lead) from the 1966-1968 exploration programs is located down slope of vein float discovered in a recessive zone along a ridge.  This vein was named the 60 Vein and returned 29.5 g/t gold and 20.5 g/t silver from a grab sample.  There is a multi-element soil geochemical anomaly resulting from 2004-2006 work down slope of this vein.

Anomaly C:

Moderate to strong lead results (25 to 356 ppm) occur along a 1 400 meter long, northeast linear trend that crosses the divide between McNeil and Erickson Creeks.  There are no known vein occurrences that correspond to this feature, but Costin and Zimmer (1966) note that old hand trenches with vein quartz float are associated with the strongest part of the anomaly.  Grid soil geochemical sampling in 2004 did not extend as far east as Anomaly C, however soil samples taken at the extreme northeast edge of the grid, on strike with the UKHM lead anomaly, returned moderately anomalous values of gold and lead.

Anomaly D:

Moderate to strong lead geochemical values occur at the head of the east fork of Granite Creek along the easterly strike extension of the main vein trend.  The 7 Vein is the only known showing in this area and it lies at the down slope edge of the east end of the anomaly.

Anomaly E:

Weak to moderate lead geochemical response has been identified on the south facing slope of the northeast branch of the west fork of Granite Creek.  The 41 Vein occurs at the northeast end of this anomaly but a larger area of mineralization may be present.

Anomaly F:

A moderate strength, northerly trending lead geochemical anomaly lies about 200 meters north of the 1 Vein.  Costin and Zimmer (1966) suggest that this anomaly could represent a mineralized bedding plane fault.  Spot highs to the west and uphill of Anomaly F indicate that one or more parallel structures could be present.

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Anomaly G:

Results of soil sampling conducted by UKHM in 1966 to confirm limits of the 1 Vein as outlined by hand trenching (Costin and Zimmer, 1966), but the source of very high grade silver bearing galena float found the previous year was not located.  Detailed soil sampling carried out in 1968 extended the strongest part of the lead anomaly to the northeast, well beyond the apparent limits of the 1 Vein and at right angles to its southeast strike.  The location of the 1968 soil geochemical anomaly, coupled with the discrepancy between assays of the argentiferous galena float and relatively low silver values of galena exposed by follow-up hand trenching, suggest that the weakly mineralized structure trenched in 1966 and drilled in 1987 is a bedding plane fault that intersects a potentially well mineralized, northeast trending transverse vein system (Zimmer, 1968).  A sample taken 600 meters to the east along the projected surface trace of the transverse vein returned a strongly anomalous value of 93.2 ppm silver and 1 185 ppm lead.

Anomaly H:

Anomaly H lies about 1 kilometer southeast of the Property boundary.  Isolated spot lead highs outline one or possibly two northeast trending exploration targets.  No mineralized vein occurrences have been located here, but Costin and Zimmer (1966) note that an unmineralized transverse fault was mapped in the area.  There has been no modern evaluation of Anomaly H.

Anomaly I:

The 2010 soil geochemical survey along strike to the southwest of the 5 Vein outlined a well-defined multi-element anomaly that extends 1 100 meters south from the vein exposure.  This anomaly is 50 to 100 meters wide and features elevated gold (10 to 171 ppb), arsenic (31 to 681 ppm), silver (0.2 to 4.1 ppm), and antimony (4 to 61 ppm) values.  Geological mapping and prospecting indicate that this anomaly is associated with brittle rock units, which are particularly favourable for vein development.  Overburden depths here are likely to be considerable so that even a subtle geochemical anomaly could be significant.

Anomaly J:

Reconnaissance sampling along a new bulldozer road in 2003 returned anomalous values for gold and pathfinder elements.  This discovery was followed up in 2004 with a small soil geochemical grid located uphill to evaluate possible source areas for the anomaly.  That grid was sampled at 50 by 50 meter spacing and outlined an east-west trending soil geochemical anomaly with individual samples returning 1855 ppb gold, 13.4 ppm silver, >10 000 arsenic, 1 535 ppm lead and 571 ppm antimony.  This anomaly follows a broad recessive linear (55 Vein) that runs straight up the slope to the ridge crest then down a cliff on the east side of the ridge towards the Granite Creek valley floor.  Neither the area of the 2004 anomaly nor the easterly strike extension of the linear recessive zone into the Granite Creek Basin was sampled by UKHM.  However, follow up prospecting in 2004 discovered minor quartz vein material in the recessive linear.  The best assay of eight samples was a grab sample of rusty quartz-quartzite breccia with arsenopyrite seams that carried 0.46 g/t gold and <0.2 g/t silver.  Lead values were very low (≤34 ppm) and it is most likely that the vein material responsible for the very strong soil geochemical response is buried beneath the recessive linear.  Excavator trenching was attempted on this target in 2006 but it was frustrated by frozen overburden.  A reconnaissance soil sample traverse along the base of a cliff face east of Anomaly J suggests that the 55 vein continues into the Granite Creek valley.

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The 2010 detailed grid does not appear to have adequately tested the inferred trace of the 55 Vein.  Strongly anomalous gold values were returned from two samples, both collected north of the detailed grid, and these samples may mark the trace of the structure.

Anomaly K:

A string of nine soil samples collected at 50 meter intervals along a newly constructed road in 2003 returned weak to moderate gold (26 to 77 ppb), arsenic (up to 215 ppm), antimony (6 to 15 ppm) and lead (26 to 122 ppm) response.  The area was tested by grid soil sampling in 2004 and a relatively narrow northeast trending multi-element anomaly was outlined for an 800 meter distance.  Maximum values (485 ppb gold, 13.2 ppm silver, 788 ppm arsenic, 1165 ppm lead and 59 ppm antimony from one soil sample) occur in a coarse talus field.  Excavator trenching was attempted in 2004 but a combination of deep, wet and unstable talus and permafrost prevented adequate evaluation of this anomaly.  This may be a westerly strike extension of the 52 Vein.

Anomaly L:

Grid soil sampling in 2004 returned moderate to strong gold-arsenic-lead values down slope of the reported trace of the 38 Vein.  No follow up has been carried out.

Anomaly M:

Grid soil sampling in 2004 outlined a north-northwest trending, moderate strength arsenic-antimony-silver anomaly with zinc and lead support.  This anomaly is open to the northeast in to an un-sampled area in the headwaters of Thunder Creek, an important placer gold producer.

Anomaly N:

Grid soil sampling in 2007 outlined a large area (300 x 500 meter) hosting a moderate strength lead-zinc-arsenic-antimony-silver anomaly that coincides with strong VTEM conductors.  This anomaly is located near a prominent hill in the headwaters of Thunder Creek, an important placer gold producer

Anomaly O:

The Granite Creek Basin target is situated in a valley immediately west of the 5 Vein.  This target was originally identified when samples taken by the Geological Survey of Canada returned the strongest gold-in-silt anomalies within the Keno Hill District.  Auger soil sampling conducted by Rockhaven Resources Ltd. in 2010 discovered a 600 meter by 500 meter soil geochemical anomaly within which 40% of the samples yielded strongly anomalous values between 50 and 3 310 ppb gold.  Sampling elsewhere in the Granite Creek Basin also returned anomalous results along the northeasterly trend of the 13 Vein.  Stockwork mineralization was noted at the 13 Vein by previous operators and the extension of this structure may be the source of the anomalous gold values in the southeastern part of the basin.

Granite Creek Basin:

The Granite Creek Basin target is situated in a valley immediately northeast of the 5 Vein.  This target was originally identified when silt samples taken from the valley during a district-wide geochemistry program conducted by the Geological Survey of Canada (Friske and Hornbrooke, 1989) returned the strongest gold-in-silt anomalies within the Keno Hill District.

Protore Geological Services	26	Technical Report Mount Hinton Property June, 2011

Figure 9 Gold Geochemistry

BELLEKENO
MILL CITY GOLD CORP.
GOLD GEOCHEMISTRY
MOUNT HINTON PROJECT

Protore Geological Services	27	Technical Report Mount Hinton Property June, 2011

Figure 10 silver geochemistry

BELLEKENO
MILL CITY GOLD CORP.
SILVER GEOCHEMISTRY
MOUNT HINTON PROJECT

Protore Geological Services	28	Technical Report Mount Hinton Property June, 2011

Figure 11 Lead Geochemistry

KENO
CITY
BELLEKENO
MILL CITY GOLD CORP.
LEAD GEOCHEMISTRY
MOUNT HINTON PROJECT

Protore Geological Services	29	Technical Report Mount Hinton Property June, 2011

Figure 12 Geochemical Compilation Map

MOUNT HINTON PROPERTY
Extent of 1966-1968 soil geochemical surveys
Thunder Creek
Duncan Creek
McNeil Creek
McNeil Gulch
Erickson Creek
Allen Creek
Keystone Creek
East Fork of Granite Creek
West Fork of Granite Creek
2007 Exploration Camp
4 x 4 road
7 086 000 N
7 084 000 N
7 082 000 N
7 080 000 N
487 000 E
489 000 E
491 000 E
493 000 E
495 000 E
497 000 E
499 000 E

SYMBOLS

MINERALIZED VEIN FAULT

(J) SOIL GEOCHEMICAL ANOMALY DESCRIBED IN TEXT

1966-1968 LEAD SOIL GEOCHEMICAL ANOMALY (> 25 ppm Pb)

2004-2010 MULTI-ELEMENT SOIL GEOCHEMICAL ANOMALY

5500 CONTOUR INTERVAL 500 FEET

DATUM: NAD 83

MILL CITY GOLD CORP.

Figure 12

PROTORE GEOLOGICAL SERVICES

GEOCHEMICAL COMPILATION

MOUNT HINTON PROJECT

Drawn By: M.Turner	Project: Mount Hinton
File: 2011/MountHinton/F13_GeochemComp	Date: MAY 2011

Protore Geological Services	30	Technical Report Mount Hinton Property June, 2011

11.0	DRILLING

Neither Rockhaven Resources Ltd. nor Mill City Gold Corp. has carried out any type of drilling on the Mount Hinton Property.

12.0	SAMPLING METHOD AND APPROACH

This section describes the sampling methods followed during the 2006 and 2010 exploration programs on the Mount Hinton Property, which were supervised and described by Archer, Cathro and Associates (1981) Limited for Yukon Gold Corporation, Inc. and Rockhaven Resources Ltd., respectively.

All 2006 and 2010 soil sample locations were recorded using hand-held GPS units.  Sample sites are marked by aluminum tags inscribed with the sample numbers and affixed to 0.5 meter wooden laths that were driven into the ground.  Soil samples were collected from 5 to 30 centimeter deep holes dug by mattock or hand-held auger.  They were placed into individually pre-numbered Kraft paper bags.

Chip samples were collected continuously along measured bedrock intervals that reflect variations in mineralization and boundaries between mineralized veins and adjacent wall rocks.  Grab (rock) samples were collected from selected mineralized exposures or mineralized float occurrences.  Grab samples may not be indicative of average grades within a vein.  They are mostly used to confirm the presence of gold and/or silver and to determine relative abundance of these metals relative to other metals and macroscopically visible minerals.  Chip and grab sample sites on the property were marked with orange flagging tape labelled with the sample number.  The location of each sample was determined using a handheld GPS unit.

The Author has also reviewed the methods and approaches, where they are described in the historic reports.  Those reports were prepared prior to the implementation of National Instrument 43-101 and although the methods applied were industry standard for the time the reports do not meet the standards of NI 43-101.  The historic exploration reports did not note any factors in the drilling that could impact the reliability of sample results, except that some vein intervals gave poor core recovery.

Surface sampling from mineralized bedrock and float has yielded values similar to those from mineralized material reportedly encountered in samples taken from underground workings and drill core.  Rock samples collected from the Mount Hinton Property have confirmed the presence of gold, silver and lead bearing mineralization.  Soil sampling has detected these metals near known veins and in other areas where veins have not yet been discovered.  Strongly elevated arsenic and antimony values have also been detected in soil samples, and arsenic and antimony bearing minerals are common in mineralized rock specimens.  Arsenic and antimony are common pathfinders for gold and silver in the Keno Hill District.  Sampling data has proven to be reproducible and is representative of the mineralization.

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

This section describes the sample handling procedures followed during the exploration programs managed by Archer, Cathro and Associates (1981) Limited for Yukon Gold Corporation, Inc. and Rockhaven Resources Ltd.  Historic sampling programs were conducted prior to the implementation of National Instrument 43-101.  The procedures presented in these reports were carried out in accordance with industry standards of the time but the reports do not meet the current standards set out in NI 43-101.

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The samples collected in 2006 and 2010 from the Project were controlled by employees of Archer Cathro and Associates (1981) Limited until delivered to a commercial carrier or directly to the laboratory facilities.

The soil samples were sent to ALS Canada Minerals laboratory in North Vancouver, B.C. where they were dried, screened to -180 microns, dissolved in aqua regia solution and then analyzed for 35 elements using the inductively coupled plasma with atomic emission spectroscopy technique (ME-ICP41).  An additional 30 g charge was further analysed for gold by fire assay with inductively coupled plasma-atomic emissions spectroscopy finish (Au-ICP21).

Multi-element analyses for rock and chip samples were carried out at ALS Canada Minerals laboratory in North Vancouver.  Each sample was dried, fine crushed to better than 70% passing -2mm and then a 250 g split was pulverized to better than 85% passing 75 micron.  The fine fraction was then analyzed for gold using fire assay followed by inductively coupled plasma-atomic emission spectroscopy analysis and for 35 other elements using an aqua regia digestion and inductively coupled plasma-atomic emission spectroscopy analysis (Au-ICP21 and ME-ICP41).

Analyses were done using industry-standard fire assay and ICP techniques.  The ALS Canada Minerals laboratory in North Vancouver carries ISO 9001:2000 registration and is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay gold by AA, ICP and gravimetric finish, and multi-element ICP and AA assays for silver, copper, lead and zinc.

It is the Author’s opinion that the sample preparation, security and analytical procedures for work conducted on the Mount Hinton Property by Archer, Cathro & Associates (1981) Limited for Yukon Gold Corporation, Inc. and Rockhaven Resources Ltd. meet the standards as set out in National Instrument 43-101.

The Author has relied upon the standard quality control conducted by ALS Canada Minerals laboratory while processing the samples.  No quality control measures have been reported by any of the operators on the Property that are sufficient to meet the standards as set out in National Instrument 43-101.   The Author’s evaluation of sample handling, analysis and security has relied on consistency of the reported data by the various operators.

14.0	DATA VERIFICATION

In examining and verifying the sample data for this report, the Author performed the following tasks:

1)	Original assay certificates were reviewed, where available.
2)	Reported trench and drill core analyses were checked against sample numbers on the trench maps, drill logs and the original assay certificates to ensure accurate reporting.
3)	The range of reported results and their geographic distribution were checked against similar ranges and distributions from properties hosting similar mineralization.

The Author has relied on the data verification of ALS Canada Minerals laboratory standard quality control procedures.  No duplicates have been reported in the assay certificates.

Most historic rock assays were completed prior to NI 43-101 and did not comply with the quality control standards of the present day.

Gold, silver and lead assays correlate well with descriptions of mineralized samples.  Comparable gold, silver and lead grades occur between recent and historic sampling programs.  The Author visited the site during 1999 and inspected vein mineralization.  During the Author’s site visit on

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June 2, 2011 he was not able to conduct additional sampling, due to snow cover, but he was able to observe the recent infrastructure upgrades in the area and to assess the influence of geomorphology on soil geochemical results.  The Author can verify, to the extent that the Property is at an early stage of exploration and historic quality control standards have not been reported, that the data is a reliable indicator of the presence of mineralization.

15.0	ADJACENT PROPERTIES

The best known and most productive silver vein camp in the Canadian portion of the Northern Cordillera is the Keno Hill District, which is Canada’s second largest historical, primary producer of silver.  Various mines within the district operated almost continuous from 1913 until 1989, when the operation closed due to low metal prices.  The Mount Hinton Property is located on the southeastern flank of the Keno Hill District (Figure 3).

The Keno Hill District has produced a total of 6 69 013.4 kilograms of silver (214 035 599 troy ounces), 273 622 047 kilograms of lead and 153 198 383 kilograms of zinc (Yukon Minfile occurrence 105M 001).  It encompasses 16 important deposits (each produced at least 155,500 kilograms of silver) and 19 lesser deposits, all contained in a belt that is 21 kilometers long and 2 to 6.5 kilometers wide.  Most of the production came from fissure veins containing various mixtures of galena, tetrahedrite and sphalerite in siderite-rich gangue.  Less common, but locally important silver minerals include pyragyrite, native silver, polybasite and stephanite.  Pyrite is a relatively minor mineral in most deposits, usually occurring in the outer fringes of ore shoots.

Veins of the Keno Hill District are developed within the McQuesten Anticline and are thought to be related to hydrothermal activity linked to emplacement of intrusions belonging to the Mid-Cretaceous Tombstone Suite (Hart and Burke, 2002).  Stratigraphy in the area consists of the Earn Group and Keno Hill Formation, which are Devonian-Mississippian in age and the Cambrian and older Hyland Group (Upper Schist).  The Hyland Group is juxtaposed onto the younger units by a regional-scale thrust fault, the Robert Service Thrust.  Triassic greenstone lenses are common in the Earn Group and to a lesser degree in the Keno Hill Formation, while narrow, Mid-Cretaceous porphyry dykes occur locally throughout the district, most often near the thrust fault.

Almost all of the production from the Keno Hill District has come from north to northeast striking veins that dip steeply to the southeast (“transverse veins”).  Minor production has also been obtained from east striking, steeply north dipping veins (“longitudinal veins”).  The longitudinal veins are distinguished from transverse veins by: their orientation; their gangue, which is quartz rather than siderite dominated; and their sulphide mineralogy, which is characteristically arsenopyrite, jamesonite and boulangerite (Boyle, 1965)

Ore shoots are best developed where transverse veins cut brittle units (Keno Hill Formation and greenstone lenses) and at junctions between transverse veins and un-mineralized cross faults.  Neither transverse veins nor longitudinal veins extend above the Robert Service Thrust into the Hyland Group.

Although most veins are narrow and have sharp contacts with wall rock, some of the stronger structures form broad stockwork zones.

Gold is a minor constituent of transverse veins but is much more abundant in longitudinal veins (Boyle, 1965).  In recent years, gold has been discovered in other settings within the Keno Hill Camp, usually near the Robert Service Thrust.  These settings include tungsten-bearing skarns, disseminations in and adjacent to porphyry dykes and tungsten and/or arsenopyrite-bearing quartz veins (Hart and Burke, 2002).

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Two small bulk samples of near surface gold mineralization were collected by UKHM in 1967 and underwent preliminary metallurgical testing.  The results were reportedly inconclusive (Zimmer, 1968).  Sample material collected from underground exposures will be more representative than material collected from surface trenches and preliminary testing on composites of fresh vein material should be carried out under the advice of a qualified metallurgical consultant to determine the recoverability of gold and silver.

17.0          MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been made for the Mount Hinton Property.

18.           OTHER INFORMATION AND RELEVANT DATA

The Author is unaware of any additional information or data relevant to the Mount Hinton Property.

19.0          INTERPRETATIONS AND CONCLUSIONS

The Property is located on the southeastern flank of the Keno Hill Silver Mining District that is part of the Tombstone Gold Belt.  The Tombstone Gold Belt is a 550 kilometer long band of gold and silver prospects that extends across Yukon and into Alaska.  Mineralization within the Tombstone Gold Belt is associated with Mid-Cretaceous granitic plutons of the Tombstone Suite.  The Keno Hill District is best known for its silver-rich veins, but lode and placer gold occurrences are also present.

Bedrock geology of the Mount Hinton Property is dominated by thin bedded to massive quartzite and phyllite of the Mississippian Keno Hill Formation.  Triassic diorite and gabbro or "greenstone" sills intrude the layered strata.  The west side of the property is bounded by the Robert Service Thrust Fault that emplaces metamorphosed clastic sedimentary rocks of the Upper Proterozoic Hyland Group (locally called "Upper Schist") over the Keno Hill Formation.  Both the Robert Service Thrust Fault and enclosing rocks are intruded by the Mid-Cretaceous Roop Lakes Pluton, a Tombstone Suite granodiorite stock that lies about 10 kilometers east of the main area of vein mineralization on the Mount Hinton Property.  A single felsite dyke, which is probably related to the Roop Lakes Pluton, is the only known igneous body on the Property other than the Triassic sills.

The primary exploration target on the Mount Hinton Property is the McNeil Gulch Trend that is a 300 meter wide by 3.4 kilometer long trend of relatively well mineralized gold- and silver- bearing, quartz veins that are hosted by dilatant fault zones.  Seventy-two mineralized veins or discrete mineralized vein float trains have been discovered by prospecting within this trend.  All creeks draining the Mount Hinton Property contain anomalous placer gold concentrations and two of them have supported long-term placer gold mining operations.

Veins and gold-in-soil anomalies outside of the McNeil Gulch Trend are important exploration targets.  The known veins have well developed gold-in-soil anomalies associated with them.  It suggests that gold-in-soil anomalies are indicated undiscovered vein mineralization.

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20.0           RECOMMENDATIONS

Further exploration is recommended on the Mount Hinton Property.  The exploration program will utilize a camp on the Property and the existing system of trails and roads.  A two-phase exploration program is recommended with a total budget of $2 000 000.

Phase 1 is to consist of 6 000 meters of excavator trenching.  This trenching program is designed to test for well developed, gold and silver rich veins that potentially lay beneath strong soil geochemical anomalies or along strike from known vein exposures.  Priority targets for the trenching should be Anomalies I, K and O, the locations are displayed on Figure 13.  The trenches to be spaced about 50 meters apart and orientated perpendicular to the trend of the veins.  A large, powerful excavator equipped with a frost bucket is required for this trenching to be successful, because permafrost is expected in all trenches.  A bulldozer is to be used to pre-strip and level trenches and build trails linking the trenches to the existing roads.  The Phase 1 work is budgeted at $600,000, excluding HST or GST.

Phase 2 is dependent upon positive results from phase 1 work.  It is to include 2 200 meters of reverse circulation percussion drilling and 2 000 meters of diamond drilling.  The recommended percussion drilling includes 40 to 75 holes ranging between 30 and 60 meters deep.  The holes are to be drilled in areas where overburden is too thick or too frozen to permit effective evaluation by trenching.  The recommended diamond drilling includes 15 to 25 holes to test down dip of the best mineralization exposed in trenches.  Some diamond drill holes to be drilled near mineralized percussion holes to better understand the character of the veins and their relationships to the host lithologies.  Phase 2 is budgeted at $1,400,000, excluding HST or GST.

Budgets for the Phase 1 and Phase 2 work programs are outlined in detail below.

Phase 1: 6 000 meters of excavator trenching and road maintenance.

Excavator trenching incl. fuel	$120,000
Bulldozer incl. fuel	40,000
Assays and analysis	60,000
Camp costs and consumables	45,000
Transportation, shipping and trucking	49,000
Labour	92,000
Geological supervision	15,000
Reporting and management	59,000
Fee and clerical	40,000
Contingencies	80,000
$600,000

Protore Geological Services	35	Technical Report Mount Hinton Property June, 2011

Phase 2: 2 200 meters of reverse circulation percussion drilling and 2 000 meters of diamond drilling plus bulldozer support for road maintenance, drill pad construction and drill moves.

Diamond drilling incl. fuel and core boxes	$300,000
Percussion drilling and fuel	220,000
Bulldozer and fuel	60,000
Assay and analyses	75,000
Camp costs and consumables	110,000
Transportation, shipping and trenching	80,000
Labour	180,000
Geological supervision	20,000
Reporting and management	125,000
Fees and clerical	140,000
Contingencies	90,000
$1,400,000

Total Phase 1 and Phase 2	$2,000,000

Protore Geological Services	36	Technical Report Mount Hinton Property June, 2011

Figure 13 proposed excavator trenching

BELLEKENO
MILL CITY GOLD CORP.
PROPOSED TRENCHING WITH
GOLD GEOCHEMISTRY
MOUNT HINTON PROJECT

Protore Geological Services	37	Technical Report Mount Hinton Property June, 2011

21.0           REFERENCES

Adams, J.H.
1986:	Geological mapping, geochemical sampling and geophysical surveying, Kac and Dana claims, Mount Hinton area, Yukon Territory.

1988:	Diamond drill logs dated July 1987- submitted for assessment credit by Orex Resources Ltd., Kac and Dana claims, Mount Hinton area.

Boyle, R.W.
1965:
Geology, geochemistry, and origin of the lead-zinc-silver deposits of the Keno Hill-Galena Hill area, Yukon Territory (with short descriptions of the tin, tungsten, and gold deposits); Geological Survey of Canada, Bulletin 111, 302 p.

Carne, R. C.
2003:	Assessment report describing 2003 geological surveys, geochemical sampling and excavator trenching, Mount Hinton property; assessment report prepared for Yukon Gold Corp. Ltd.

2005	Assessment Report describing prospecting, soil geochemistry, road construction and excavator trenching on the Mount Hinton Property; assessment report prepared for Yukon Gold Corporation, Inc.

2007	Assessment Report describing 2006 sampling, road building and excavator trenching on the Mount Hinton Property; assessment report prepared for Yukon Gold Corporation, Inc.

2011	Technical Report describing Exploration History, Geology and Mineralization at the Mount Hinton Property, Yukon.

Costin, C.P. and Zimmer, G. S.
1966:	Geological and geochemical report on the T (36-220) and VU (174-191) mineral claims; assessment report prepared for United Keno Hill Mines Ltd.

Friske, P.W. and Hornbrooke, E.H.
1989	National Geochemical Reconnaissance Stream Sediment and Water Geochemical Data, Central Yukon (195M); Geological Survey of Canada, Open File 1962.

Hart, C.J.R. and Burke, M.
2002:	The Tombstone Gold Belt: an emerging gold camp; poster display, Yukon Geology Program.

Junior Mine Services
2003:	Mount Hinton gold property, 2002 exploration program; private unpublished report prepared for Yukon Gold Corp. Ltd.

Minfile 2005
2005:	Yukon Minfile 2005; Exploration and Geological Services Division, Yukon Region, Indian and Northern Affairs Canada.

Murphy, D.C.
1997:
Geology of the McQuesten River region, northern McQuesten and Mayo map areas, Yukon Territory (115P/14, 15, 16: 105M/13, 14);  Exploration and Geological Services Division, Yukon Region, Indian and Northern Affairs Canada, Bulletin 6, 122 p.

Protore Geological Services	38	Technical Report Mount Hinton Property June, 2011

Murphy, D.C. and Roots, C.F.
1996:	Geological map of Keno Hill area, Central Yukon (105M/14); Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Map 1996-1, scale 1:50,000.

Oullette, D.J.
1985:	Report on the Mount Hinton area, 1984; assessment report prepared for United Keno Hill Mines Ltd.

Pigage, L.C.
1999:
Preliminary geology of Rose Mountain, Anvil District, central Yukon (105K/05). In: Yukon Exploration and Geology 1998, C.F. Roots and D.S. Emond (eds.), Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p. 91-103.

Roots, C.F.
1997:	Geology of the Mayo Map Area, Yukon Territory (105M); Exploration and Geological Services Division, Yukon Region, Indian and Northern Affairs Canada, Bulletin 7, 82 p.

Smith, J.
1998:	Report on extensive gold bearing system associated with the Tombstone Suite of granitic intrusions; private unpublished summary report prepared for the Hinton Syndicate, updated October 2000.

Smith, J.
2010	Soil sampling and prospecting program on Jen Claim Block; assessment report prepared for the Hinton Syndicate, May 2010.

Zimmer, G.S.
1967:	Geological report on the McNeil Gulch area, June 22-August 31, 1967; assessment report prepared for United Keno Hill Mines Ltd.

Zimmer, G.S.
1968:	Report on the 1968 exploration program in the McNeil Gulch area; assessment report prepared for United Keno Hill Mines Ltd.

Protore Geological Services	39	Technical Report Mount Hinton Property June, 2011

22.0	DATE AND SIGNATURE PAGE

This Report titled “Technical Report using British Columbia Securities Commission National Instrument 43-101 Guidelines to describe the Geology, Mineralization and Exploration History of the Mount Hinton Property, Yukon, Canada” and dated June 8, 2011 was prepared and signed by the following Author:

Robert Stroshein

 ___________________________
Robert Stroshein, P.Eng.
Dated:  June 8, 2011
Whitehorse, Yukon

Protore Geological Services	40	Technical Report Mount Hinton Property June, 2011

CERTIFICATE OF AUTHOR

I, Robert W. Stroshein, P. Eng. do hereby certify that:

1)           I am currently a self-employed Professional Engineer, with an office at
106 – #3 Glacier Lane
P.O. Box 10559 Station Main
Whitehorse, Yukon, Canada, Y1A 7A1

2)           I graduated with a BSc. Degree in Geological Engineering from the University of Saskatchewan at Saskatoon, SK in 1973

3)           I am a member of the Association of Professional Engineers of Yukon Territory (Registered Professional Engineer, No. 1165).

4)           I have worked as an Exploration Geologist for a total of thirty-seven years since graduation from university.  I have been employed on base metal and gold projects in the Yukon.

5)           On July 12, 1999, I visited the Mount Hinton Property and examined the vein mineralization of Vein 5.  I visited the site on June 2, 2011 and observed the infrastructure development on the property.  I am familiar with the mineralization, local geology and terrain on the Property.

6)           I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7)           I am the Author of the technical report titled “Geology, Mineralization and Exploration History Report on Mount Hinton Property, Yukon, Canada” (the “Technical Report”) dated June 8, 2011.  I am responsible for all items in this report including the conclusions and I have made the recommendations.

8)           I am independent of Mill City Gold Corp. as defined by Section 1.5 of
NI 43-101.

9)           I am familiar with the mineralization, local geology and terrain on the property as I have visited the site on two separate occasions and have worked in the region on other projects.

10)           I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11)           As of June 8, 2011, to the best of the my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Whitehorse, Yukon this 8tthday of June, 2011.

Robert W. Stroshein
Robert W. Stroshein, P.Eng.

Protore Geological Services	41	Technical Report Mount Hinton Property June, 2011

Protore Geological Services
Box 10559
Whitehorse, Yukon
Y1A 7A1
Telephone (867)660-4440

CONSENT OF QUALIFIED PERSON

TO:                      BRITISH COLUMBIA SECURITIES COMMISSION
                             ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

I, R.W. Stroshein, P. Eng. of Protore Geological Services, do hereby consent to the filing with the regulatory authorities referred to above and the public filing of the technical report entitled “Geology, Mineralization and Exploration History Report on the Mount Hinton Property, Yukon, Canada” dated June 8, 2011 (the “Report”). I further hereby consent to the use of extracts from, or a summary of, the Report in written disclosure in the Annual Information Form (“AIF”) and Management’s Discussion and Analysis (“MD&A”) filed by Mill City Gold Corp.

Dated ____________June 8_______, 2011

R. W. Stroshein

__________________________
R.W. Stroshein
P.Eng
Qualified Person
Protore Geological Services

Protore Geological Services	42	Technical Report Mount Hinton Property June, 2011